UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ION MEDIA NETWORKS, INC.
(Name of Subject Company)

ION MEDIA NETWORKS, INC.
(Name of Person(s) Filing Statement)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

46205A103
(CUSIP Number of Class of Securities)

Adam K. Weinstein, Esq.
Senior Vice President, Secretary and Chief Legal Officer
ION Media Networks, Inc.
601 Clearwater Park Road
West Palm Beach, Florida 33401
(561) 659-4122

(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

David L. Perry, Jr., Esq.
Holland & Knight LLP
222 Lakeview Avenue, Suite 1000
West Palm Beach, Florida 33401
Phone: (561) 833-2000

    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

AMENDMENT NO. 1 TO SCHEDULE 14D-9

This Amendment No. 1 (this ‘‘Amendment’’) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on May 4, 2007 (the ‘‘Schedule 14D-9’’) relating to a tender offer by CIG Media LLC, a Delaware limited liability company (including any successor, ‘‘Offeror’’), pursuant to Section 14(d)(4) under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), to purchase any and all outstanding shares of Class A common stock, par value $0.001 (the ‘‘Shares’’) of ION Media Networks, Inc., a Delaware corporation (the ‘‘Company’’) at a price of $1.46 per Share, net to the sellers in cash, without interest.

Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to them in the Schedule 14D-9. This Amendment is being filed on behalf of the Company.

Item 3.    Past Contacts, Transactions, Negotiations and Agreements.

(d)    Conflicts of Interest.

(2)    Arrangements with Offeror

Master Transaction Agreement.    The Schedule 14D-9 incorporates by reference the summary of the Transaction Agreement contained in ‘‘11. Terms of the Master Transaction Agreement and Other Material Agreements — The Master Transaction Agreement’’ of the Offer to Purchase. Since the Schedule 14D-9 was filed, the last sentence of the last paragraph on page 30 of the Offer to Purchase has been amended and restated in its entirety as follows:

‘‘The Series B Convertible Subordinated Debt will be convertible into Shares at a conversion price of $0.75 per Share and will carry an 11% simple coupon.’’

Item 8.    Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The FTC and the Antitrust Division have granted early termination of the mandatory waiting period under the HSR Act in connection with the Tender Offer by Offeror for all outstanding shares of the Company’s Class A common stock.

Item 9.    Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and restated to add Exhibit (a)(1)(H) and to amend and restate Exhibits (e)(26) through (e)(30) as follows:

Exhibit No.	Description
(a)(1)(H)	Press Release, dated May 11, 2007, announcing early termination of the waiting period under the HSR Act.*
(e)(26)	Master Transaction Agreement, dated as of May 3, 2007, among ION Media Networks, Inc., NBC Universal, Inc., NBC Palm Beach Investment I, Inc., NBC Palm Beach Investment II, Inc. and CIG Media LLC (incorporated by reference to Exhibit (d)(1) to Amendment No. 2 to the Schedule TO filed by CIG Media LLC on May 10, 2007 (‘‘Amendment No. 2 to the Schedule TO’’)).
(e)(27)	Registration Rights Agreement for New Securities, dated as of May 4, 2007, among ION Media Networks, Inc., NBC Universal, Inc. and CIG Media LLC (incorporated by reference to Exhibit E of Exhibit (d)(1) to Amendment No. 2 to the Schedule TO).
(e)(28)	Registration Rights Agreement for Series B Convertible Subordinated Debt, dated as of May 4, 2007, among ION Media Networks, Inc., NBC Universal, Inc. and CIG Media LLC (incorporated by reference to Exhibit X of Exhibit (d)(1) to Amendment No. 2 to the Schedule TO).
(e)(29)	Stockholders’ Agreement, dated as of May 4, 2007, among ION Media Networks, Inc., CIG Media LLC and NBC Universal, Inc. (incorporated by reference to Exhibit P of Exhibit (d)(1) to Amendment No. 2 to the Schedule TO).
(e)(30)	Warrant, issued as of May 4, 2007, to CIG Media LLC to purchase Class A Common Stock of ION Media Networks, Inc. (incorporated by reference to Exhibit U of Exhibit (d)(1) to Amendment No. 2 to the Schedule TO).
*	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2007	ION MEDIA NETWORKS, INC.,
	By:	/s/ Richard Garcia
Name: Richard Garcia
Title: Senior Vice President and Chief Financial Officer